Contactar

www.linkedin.com/in/marcos-bulacio-1625a288 (LinkedIn)

Aptitudes principales

Entrepreneurship
Project Management
Strategic Planning

Marcos Bulacio

Co-founder & CEO of PANGEA
Bali

Extracto

In our current world, buying anything is problematic for the environment. Consumerism is destroying our planet at accelerated rates. But what if we use business as a force for good to save our planet instead of harming it?

Sustainability is not enough, the future is regenerative. I'm a passionate entrepreneur on a mission to save our oceans through innovative circular economy models and by using e-commerce as a force for good to drive profitable positive impact.

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Experiencia

Pangea
Co-Founder & CEO
agosto de 2019 - Present (2 años 10 meses)
We leverage market analytics and data science to identify high-demand Outdoor products on e-commerce and replace them with unique ecological and carbon-negative alternatives that the market loves.
We launch them on Kickstarter, scale them online globally at high speed, and use part of the funds to stop ocean pollution and capture CO_2.

Our products are based on virtuous loops and sustainable supply chains that directly benefit our planet with each purchase. The more PANGEA products our customers purchase, the better for the environment.

19 tons of trash cleaned from 11 countries with 1,500+ volunteers, 16 river trash barriers placed so far to stop 5 tons of trash per month before it enters our oceans, 2,700 mangrove trees planted and restored, and counting!
On a mission to place 500 river barriers in 100 of the most polluting rivers of the world, organize 1 cleanup in each country of our planet, and plant 1M mangrove trees.

"Where some see trash we see treasure"

Our next goal is to recycle the plastic we prevent from entering our oceans into new products by innovating in material science and circular economy to close the PANGEA Positive Loop.

Villa Juncal
7 años 11 meses

Vicepresident and Strategic Advisor
marzo de 2016 - Present (6 años 3 meses)
Buenos Aires

In charge of creating and following up the annual Strategic Plans, defining Critical Sucess Factors, KPIs, implementing a Dashboard, a 10-year Expansion Plan, and doing Business Control.

Finance and Administration Manager
julio de 2014 - marzo de 2016 (1 año 9 meses)

In charge of Project Management, Conflict Resolution, Marketing, Financial Planning, and Operations. Grew the revenue from $800k to $2.5M USD in 3 years.

Villa Juncal
Human Resources Manager
marzo de 2010 - julio de 2012 (2 años 5 meses)
Buenos Aires

In charge of rebuilding the Organizational Structure, based on a self-made model using the dendrimer´s molecular geometry. Included weekly meditation lessons for employees, group meetings of conflict resolution and a Rewards Plan based on positive attitude and commitment.
Passed from an avg. of 3 annual labour disputes to 0 and raised the job satisfaction index from unkown to 87%.

Educación

Harvard University
Grad Course, Entrepreneurship and Innovation · (2017 - 2017)

Universidad de Buenos Aires
Executive Course, Corporate Finance · (2015 - 2015)

Universidad de Buenos Aires
Executive Course, Project Management · (2015 - 2015)

Universidad de Buenos Aires

Executive Course, Organizational Leadership · (2015 - 2015)

Universidad de Buenos Aires

Business Administration and Management · (2013 - 2014)